Exhibit 1.01

Conflict Minerals Report of Calix, Inc.
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (this “Report”) of Calix, Inc. (“Calix”) for calendar year 2014, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms not defined within this Report.

Calix has evaluated its product lines and has determined that certain products Calix contracts to manufacture contain tin, tungsten, tantalum and gold, which are “conflict minerals” within the meaning of Rule 13p-1. These products include Calix’s Unified Access Portfolio of broadband access products.

Calix does not perform manufacturing operations itself, but instead engages with third-party contract manufacturers. Materials used in manufacturing at these contractors are purchased by those contract manufacturers or their subcontractors. Therefore, Calix is several levels removed from the actual mining of conflict minerals. Calix does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or any country that shares an internationally recognized border with the Democratic Republic of the Congo (collectively, the “Covered Countries”).

In accordance with Rule 13p-1, Calix, through its contract manufacturers, conducted a reasonable country of origin inquiry to determine whether any of the conflict minerals used in the manufacture of certain Calix products originated in the Covered Countries. After such inquiry, Calix, through its contract manufacturers, undertook due diligence to determine the conflict-free status of the smelters and refiners from which our contract manufacturers’ suppliers obtained such conflict minerals. In conducting its due diligence, Calix, through its contract manufacturers, followed the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

Calix’s due diligence measures included:

•
Conducting a supply chain survey with suppliers to its contract manufacturers of materials containing conflict minerals, using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

•
Comparing the smelters and refiners identified in the supply chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Free Smelter Program.

•
Comparing the smelters and refiners identified in the supply chain survey against the list of smelter facilities which have been identified as members of the Tungsten Industry - Conflict Minerals Council.

Calix’s primary contract manufacturer, Flextronics International Ltd., sent out surveys on behalf of Calix to the 247 suppliers identified in its due diligence efforts. Flextronics received responses from 190 suppliers, providing a 77% response rate.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1. Calix’s due diligence measures were based on the EICC/GeSI initiative with the smelters and refiners who provide conflict minerals to our suppliers.

In the next compliance period, Calix intends to make a good faith effort to increase the response rate of its supply chain survey in the efforts of improving the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups.